November 19, 2008

via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	eResearchTechnology, Inc. Form 10-K for fiscal year ended December 31, 2007 Filed March 7, 2008 File No. 000-29100
Ladies and Gentlemen:
     We are continuing to review the comments contained in your November 5, 2008 letter with respect to the above-captioned filing, which requested a response within ten business days. We respectfully request an extension of time in which to respond to those comments.
     At this time of year, our senior management team is actively involved in preparing our 2009 business plan, and our compensation committee is focused on evaluating our 2009 compensation plans. In addition to those significant time commitments, we are in the midst of relocating our Philadelphia office to another building, with the final move expected to be completed by November 21, 2008. In addition to the undersigned, our President and Chief Executive Officer and the other members of the management team involved in responding to the comments are based in this office.
     For the foregoing reasons, we request that the date by which a response is to be submitted be extended to Monday, November 24, 2008. If further information or clarification with respect to this request is desired, please contact the undersigned at (215) 282-5566.

Sincerely,

/s/ Keith D. Schneck
 Executive Vice President,
 Chief Financial Officer and Secretary

cc:   Thomas G. Spencer, Esq.